MOTIVATING THE MASSES INC. .

June 6, 2013

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Attn: Larry Spirgel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

Justin Kisner, Attorney-Advisor

Joseph M. Kempf, Senior Staff Accountant

Robert Littlepage, Accountant Branch Chief

Re: Motivating the Masses, Inc.

Registration Statement on Form S-1

Filed March 27, 2013

File No. 333-187554

To Whom It May Concern:

On behalf of Motivating the Masses, Inc., a Nevada corporation (the “Company”), we submit the following responses which respond to the numerical comments contained in the Securities and Exchange Commission letter dated April 22, 2013 (the “SEC Letter”) regarding the Registration Statement on form S-1 (the “Registration Statement”).

Registration Statement on Form S-1

General

1. In accordance with the staff’s comments, we have checked the box accordingly to indicate that the shares are being offered pursuant to Rule 415.

2. In accordance with the staff's comments, the disclosure in the Registration Statement has been revised to delete repetitive statements, including the dealer prospectus delivery obligations.

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3. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to reference the selling stockholder as Ms. Lisa Nichols, the Company's Chief Executive Officer.

Prospectus Cover Page, page 3

General

4. In accordance with the staff’s comments, please be advised that the Registration Statement has been revised to reflect that the offering is an indirect primary offering.

5. In accordance with the staff’s comments, please be advised that the disclosure has been revised to reflect that there is no market for the shares and no national securities exchange lists the securities offered. .

6. In accordance with the staff's comments, please be advised that the Registration Statement has been amended to reflect all issues relating to the Jumpstart Our Business Startups Act.

7. Please be advised that the Company does not have any written communications, research reports or documents other than the previously mentioned private placement memorandum.

Prospectus Summary, page 5

8. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to disclose why the Company desires to become a reporting company under the Securities Exchange Act of 1934.

Our Business

9. Please be advised that the Company has deleted any reference to statements referring to 100% client satisfaction.

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Risk Factors, page 8

Risks Relating to Our Business, page 8

10. In accordance with the staff's comments, please be advised that the Company has added a risk factor regarding the relative inexperience of its officers and directors regarding operation and management of a public company.

11. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to include a risk factor regarding the Company's overall financial position.

12. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to include a risk factor regarding the significance and harm of not securing intellectual property protection for "Motivating the Masses".

Certain components of our revenue are generated by sales of our seminars, page 9

13. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to further discuss in detail the Company's reliance on its coaching contracts, the terms of such coaching contracts, and associated risks.

Our future growth and profitability may depend in large part upon the effectiveness, page 10

14. Please be advised that the Registration Statement has been revised to reflect that the Company does not have any planned partnerships with national marketing organizations.

Although we do not currently transact a material amount of business in foreign countries, page 12

15. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to include disclosure regarding the Company's potential entry into foreign countries.

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Any future market price for our shares may be volatile, page 13

16. In accordance with the staff's comment, please be advised that we have removed all reference to OTCBB and to provide further clarification on future market prices and quotations.

We are not a fully reporting company under the Exchange Act of 1934, page 14

17. In accordance with the staff's request, please be advised that the Registration Statement has been revised regarding suspension of reporting requirements.

18. In accordance with the staff's request, please be advised that the Registration Statement has been revised to include disclosure regarding anticipated increase in expenses resulting from becoming a fully reporting company and its impact on officer compensation.

Selling Security Holders, page 15

19. In accordance with the staff's request, please be advised that the selling security holder table has been revised accordingly.

Plan of Distribution, page 17

20. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to include disclosure regarding required conditions for affiliates under Rule 144(b)(2).

Directors, Executive Officer, Promoters and Control Persons, page 19

General

21. In accordance with the staff's comments, please be advised that the Registration Statement has been revised in accordance with Item 401 of Regulation S-K.

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Lisa Nichols, CEO/Chief Executive Officer

22. Please be advised that we have deleted reference to certain workshops impacting the lives of thousands.

Susie Carder, President/COO

23. In accordance with the staff's comments, please be advised that the Registration Statement has been revised regarding Ms. Carder's biography and experience.

Security Ownership of Certain Beneficial Owners and Management, page 20

24. In accordance with the staff’s comments, please be advised that the disclosure has been revised regarding "Selling Security Holders' in accordance with Item 403.

Certain Relationships and Related Transactions and Director, page 21

25. In accordance with the staff’s comments, please be advised that the Registration Statement has been revised accordingly in light of Item 404(d).

Description of Business, page 23

General

26. In accordance with the staff’s comments, please be advised that the Registration Statement has been revised to include disclosure regarding the core teach of coaches.

27. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to include disclosure regarding the nature and terms of the professional contracts that the Company relies upon.

28. Please be advised that we have eliminated the statement regarding projections.

29. In accordance with the staff's comments, please be advised that the disclosure has been revised to include further detail regarding the Company's services.

30. In accordance with the staff's comments, please be advised that the disclosure has been revised to ensure no inconsistent statements regarding the Company's overall growth strategy.

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31. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to include disclosure pursuant to Item 101(h)(5).

Description of Business, page 23

32. In accordance with the staff’s comments, please be advised that the Registration Statement has been revised to include objective support and basis for the Company's beliefs.

Market Segmentation, page 25

33. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to include disclosure regarding the education and business development coaching industry.

Competition, page 26

34. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to include further disclosure regarding the Company's other experts.

Employees, page 27

35. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to include further disclosure regarding the Company's employees.

Item 201 of Regulation S-K. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

36. In accordance with the staff's comments, please be advised that the Registration Statement has been amended to include disclosure regarding Item 201.

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Management's Discussion and Analysis of Financial Condition and Results of Operation, page 28

General

37. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to include disclosure regarding the Company's financial plans.

38. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to include disclosure regarding the increase in reported revenue.

39. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to include disclosure regarding the material changes in certain expense line items.

40. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to include disclosure regarding any known trends and uncertainties relating to material changes between costs and revenues.

Operating Expenses, page 28

41. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to clarify compensation paid to consultants and revenues.

42. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to include disclosure regarding the underlying reasons for material changes in each financial item.

Executive Compensation, page 32

43. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to include further disclosure regarding executive compensation and have presented in tabular form.

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Indemnification of Directors and Officers, page 34

44. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to include disclosure regarding the standard of conduct in relation to Nevada statutory law.

Recent Sales of Unregistered Securities, page 34

45. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to include disclosure regarding all unregistered securities, including the 700,000 shares issued pursuant to the MTS exchange.

Exhibits, page 35

General

46. In accordance with the staff's comments, please be advised that the Company has filed all material contracts.

Exhibit 3.1

47. In accordance with the staff's comments, please be advised that the Articles of Incorporation and all amendments have been filed as Exhibit 3.1.

Exhibit 5.1

48. In accordance with the staff's comments, please be advised that counsel has revised the opinion accordingly regarding the terms of the offering.

Exhibit 99.1

49. In accordance with the staff's comments, please be advised that subscription agreement has been removed as an exhibit.

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Undertakings, page 35

50. In accordance with the staff's comments, please be advised that the undertaking have been revised in accordance with item 512 of Regulation S-K.

Signatures

51. In accordance with the staff's comments, please be advised that the principal financial officer has also signed the Registration Statement in such capacity.

On behalf of the Company, we submit the following acknowledgements:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Sincerely,

Motivating the Masses, Inc.

By: /s/ Lisa Nichols

Lisa Nichols

President//Chief Executive Officer

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